June 6, 2014

VIA EDGAR AND FEDEX

Kevin Woody, Branch Chief
Jennifer Monick, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kilroy Realty Corporation
Form 10-K for year ended December 31, 2013
Filed February 14, 2014
File No. 001-12675
Kilroy Realty, L.P.
Form 10-K for year ended December 31, 2013
Filed February 14, 2013
File No. 000-54005

Dear Ms. Monick and Mr. Woody:
On behalf of Kilroy Realty Corporation (“KRC”) and Kilroy Realty, L.P. (the “Partnership” and, together with KRC, the “Company”), I am responding to the Staff’s letter dated June 4, 2014 with respect to the annual reports on Form 10-K for the year ended December 31, 2013 of the Company (the “Original Form 10-K”). For your convenience, the comment contained in your letter is reprinted below in italics followed by our response.
Form 10-K for the year ended December 31, 2013
Exhibits 31.1 - 31.4

1.	Please amend your filing to reference the annual report on Form 10-K in paragraph 1. Please note that the Form 10-K/A should include the entire periodic report.
Response: In response to the Staff’s comment, the Company is concurrently filing an Amendment No. 1 (the “Amendment”) to the Original Form 10-K. The Amendment will include the entire periodic report and amend Exhibits 31.1 - 31.4 and Exhibits 32.1 - 32.4, which, due to a scrivener’s error, inadvertently omitted applicable references to the Original Form 10-K in the versions of such exhibits that were filed with Commission.

In connection with the Company’s response to your comments on the Original Form 10-K, the Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any additional questions, please feel free to call me at (310) 481-8400 to discuss them.
Respectfully submitted,

/s/ Tyler H. Rose

Tyler H. Rose
Executive Vice President and Chief Financial Officer
Kilroy Realty Corporation
Kilroy Realty, L.P.

cc:    Heidi R. Roth, Senior Vice President, Chief Accounting Officer and Controller
cc:    Julian Kleindorfer, Esq., Latham and Watkins, LLP